Exhibit 99.1

HAFNIA LIMITED: Launch of share buy-back program

Singapore, December 2, 2024

Reference is made to the stock exchange announcement made by Hafnia Limited ("Hafnia" or the "Company", OSE ticker code: "HAFNI", NYSE ticker code: "HAFN") on November 27, 2024 regarding its financial report for the third quarter 2024 and the Board resolution to authorize the management to initiate a share buyback program of up to USD 100 million (the "Authorization"), from December 2, 2024, to January 27, 2025, subject to market conditions.

In furtherance of the Authorization, the Company hereby announces that it has put in place an agreement with Pareto Securities AS and its subsidiary, Pareto Securities Inc. (together, "Pareto"), for the repurchase of the Company's shares in open market transactions on the OSE and the NYSE. Pareto will make its own trading decisions concerning the timing of the purchases independently of the Company.

In order to comply with the European Market Abuse Regulation, the Company provides the following required information: (i) the Company may repurchase up to 18,000,000 shares for a total amount of up to USD 100,000,000 during the period from December 2, 2024 until no later than January 27, 2025, and (ii) the purpose of the repurchase program is to reduce the number of the Company’s outstanding shares and to provide returns to the Company's shareholders.

Repurchases through open market transactions on the NYSE will be made in accordance with U.S. securities laws and regulations, including compliance with the safe harbor provided by Rule 10b-18 promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended. The actual timing, number and value of shares repurchased under the repurchase program will depend on several factors, including the manner, timing, and volume restrictions specified in Rule 10b-18, price, general business and market conditions, and alternative investment opportunities.

The Company cannot predict how many shares will be repurchased, if any, or the timing of any repurchase or the price that will be paid for any shares repurchased under the program.

The amount utilized for the buyback program will be deducted before declaring future dividends. This ensures the combined total of dividends and share buybacks aligns to the Company's payout ratio under its dividend policy, reflecting the Company's dedication to shareholder value while also ensuring strategic flexibility.

The Company reserves the right to make subsequent changes to the above terms for the program, including shortening, extending and/or replacing the program with repurchases through privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.